Filed by: Cathay Bancorp, Inc.

(Commission File No. 0-18630) pursuant

to Rule 425 under the Securities Act of 1933

Subject Company: GBC Bancorp

Correction — Cathay Bancorp, Inc.

Wednesday September 3, 2:22 pm ET

In the news release, “Cathay Bancorp, Inc. (Nasdaq: CATY—News) and GBC Bancorp (Nasdaq: GBCB—News) Announce Election Deadline In Connection With Pending Merger,” issued earlier today by Cathay Bancorp, Inc. over PR Newswire, the first paragraph, first sentence, should read “September 23, 2003” rather than “September 23, 2002” as originally issued inadvertently.